THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REEL PRODUCTS, INC.

SIMPLE AGREEMENT FOR FUTURE EQUITY

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME]_____ ("**Investor**") of $[AMOUNT]___ (the "**Purchase Amount**") on or about [EFFECTIVE DATE], Reel Products, Inc., a Delaware corporation ("**Company**"), hereby issues to Investor the right to certain shares of Company's Capital Stock, subject to the terms set forth below.

The "**Valuation Cap**" is $50,000,000.

The "**Discount Rate**" is 80%.

See Section 2 for certain additional defined terms.

1. **Events.**

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, Company will automatically issue to Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of Safe Preferred Stock by Company to Investor pursuant to this Section 1.(a):

(i) Investor will execute and deliver to Company all transaction documents related to the Equity Financing (the "**Financing Agreements**"); provided, that the Financing Agreements are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of Investor;

(ii) Investor and Company will execute a Pro Rata Rights Agreement, unless Investor is already included in such rights in the transaction documents related to the Equity Financing; and

(iii) If Investor fails to execute any Financing Agreements in the form presented by Company within 10 days of Company's written request, then Company may terminate this Agreement by giving written notice of termination to Investor and refunding the Purchase Amount.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Investor fails to select the cash option. In connection with Section 1.(b)(i), the Purchase Amount will be due and payable by Company to Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, Company will pay an amount equal to the Purchase Amount, due and payable to Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Company legally available for distribution to Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.(c).

(d) Termination. This instrument will expire and terminate (without relieving Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to Investor pursuant to Section 1.(a) or Section 1.(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due Investor pursuant to Sections 1.(a)(iii), 1.(b)(i) or 1.(c).

(e) Subordination. Notwithstanding anything to the contrary set forth in this instrument, Company and Investor each acknowledge and agree that all payment obligations owing to the Investor hereunder (the "Subordinated Obligations") is subordinated in right of payment to the indebtedness and other amounts owing by Company to Montage Capital II, L.P. ("Senior Lender"). Investor agrees that for so long as any obligations are outstanding and owing to Senior Lender (the "Senior Obligations"), Investor will not do any of the following without the prior written consent of Senior Lender: (i) demand or receive from Company payment of all or any part of the Subordinated Obligations, by way of payment, prepayment, setoff, lawsuit or otherwise, (ii) permit the Subordinated Obligations to be secured by any property of Company,

(iii) exercise any remedy with respect to the Subordinated Obligations, (iv) commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Company, or (v) permit any part of this instrument to be amended to add or increase any payment obligations owing to Investor hereunder. For the sake of clarity, nothing in this paragraph shall prohibit Investor from converting all or any part of the Subordinated Obligations into equity securities of Company provided that, if such securities have any call, put or other conversion features that would obligate Company to declare or pay cash dividends, make cash distributions, or otherwise pay any money, then for so long as any obligations are outstanding and owing to Senior Lender, Company may not make any such payments to Investor, and Investor shall not accept any such dividends, distributions or other payments except as may be specifically permitted in writing by Senior Lender. Senior Lender is an express third-party beneficiary of this paragraph, which may not be waived or amended without the prior written consent of Senior Lender. In the event of any conflict between this paragraph and any other provision set forth in this instrument or any other document governing the Subordinated Obligations, the terms of this paragraph shall apply.

2. **Definitions.**

"**Capital Stock**" means the capital stock of Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of Company having the right to vote for the election of members of Company's board of directors, (ii) any reorganization, merger or consolidation of Company, other than a transaction or series of related transactions in which the holders of the voting securities of Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of Company.

"**Company Capitalization**" means the sum, as of immediately prior to the Equity Financing, of: (i) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, and (ii) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of Company's creditors or (iii) any other liquidation, dissolution or winding up of Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between Company and Investor (and holders of other Safes, as appropriate) giving Investor a right to purchase its pro rata share of private placements of securities by Company occurring after the Equity Financing, subject to customary exceptions. Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (i) the number of shares of Capital Stock owned by Investor immediately prior to the issuance of the securities to (ii) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in Company in connection with the initial closing of the Equity Financing.

3. **Company Representations.**

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by Company of this instrument is within the power of Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of Company. This instrument constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to Company or (iii) any material indenture or contract to which Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to Company; (ii) result in the acceleration of any material indenture or contract to which Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks,

trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. **Investor Representations.**

(a) Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Investor is purchasing this instrument and the securities to be acquired by Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. **Miscellaneous.**

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of Company and Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c) Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Investor, as such, any of the rights of a stockholder of Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without Company's consent by Investor to any other entity who directly or indirectly, controls, is

controlled by or is under common control with Investor, including, without limitation, any general partner, managing member, officer or director of Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, Investor; and provided, further, that Company may assign this instrument in whole, without the consent of Investor, in connection with a reincorporation to change Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

REEL PRODUCTS, INC.

By: *Founder Signature*
Livio Bisterzo
Chief Executive Officer

Read and Approved (For IRA Use Only):

By:_______________________________________

INVESTOR

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited